

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Richard Wei, Chief Financial Officer
Shanda Games Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

Re: **Shanda Games Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2010
      Filed May 25, 2011
      File No. 001-34454

Dear Mr. Wei:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief